UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,658,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,658,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		482,877**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

482,877**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,877**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

** Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,687,122*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,687,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,141,237*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,141,237*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,237*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,687,122*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,687,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,315,775*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,315,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,315,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IA

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,315,775*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,315,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,315,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)       The address of the principal office of each of the Reporting Persons is 745 Boylston Street, 3rd Floor, Boston, Massachusetts 02116.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,658,360 Shares beneficially owned by Series One is approximately $10,589,629, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 331,977 Shares beneficially owned by Series Two is approximately $2,149,470, including brokerage commissions. The aggregate purchase price of the 150,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series Two is approximately $605,109, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,531,222 Shares beneficially owned by VSO II is approximately $22,872,523, including brokerage commissions. The aggregate purchase price of the 155,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $574,529, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 271,116 Shares beneficially owned by VSO III is approximately $1,680,883, including brokerage commissions. The aggregate purchase price of the 216,300 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $788,445, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 26, 2019, the Reporting Persons and the Issuer entered into a letter agreement (the “Agreement”). Pursuant to the Agreement, the Issuer increased the size of the Board of Directors (the “Board”) by one and appointed Eric Singer to the Board with a term expiring at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Issuer also agreed to nominate Mr. Singer and Tor R. Braham for election to the Board at the 2019 Annual Meeting and to appoint Mr. Singer to each of the strategy, compensation and nominating and corporate governance committees of the Board. The other members of the strategy committee, which will be fixed at three directors during the Restricted Period (as defined below), will be Mr. Braham and Peter Chung.

In addition, during the Restricted Period, the Issuer agreed to cap the size of the Board at six. On or after August 25, 2019 and through the Restricted Period, the Reporting Persons have also been granted the right to identify, and the Issuer will appoint within 15 days thereafter, an additional director to the Board, with existing director Phillip J. Salsbury agreeing to resign from the Board in such an event.

Pursuant to the Agreement, the Reporting Persons agreed to vote their shares with the recommendations of the Board at each annual or special meeting of stockholders or action by written consent during the Restricted Period, subject to certain exceptions. The Reporting Persons are also subject to certain customary standstill obligations from the date of the Agreement until 15 business days prior to the deadline for stockholder nominations at the 2020 Annual Meeting of Stockholders (the “Restricted Period”).

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 75,634,696 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2019.

A.	Series One
(a)	As of the close of business on July 30, 2019, Series One beneficially owned 1,658,360 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,658,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,658,360

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two
(a)	As of the close of business on July 30, 2019, Series Two beneficially owned 482,877 Shares, including 150,900 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 482,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 482,877

(c)	The transactions in the Shares by Series Two since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	VSO II
(a)	As of the close of business on July 30, 2019, VSO II beneficially owned 3,687,122 Shares including 155,900 Shares underlying call options currently exercisable.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,687,122
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,687,122

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	VSO III
(a)	As of the close of business on July 30, 2019, VSO III beneficially owned 487,416 Shares including 216,300 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416

(c)	The transactions in the Shares by VSO III since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One and (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,141,237
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,141,237

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the shares on behalf of each of Series One and Series Two since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 3,687,122 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,687,122
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,687,122

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416

(c)	VSO GP III has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of VSO III since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, Series Two, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 3,687,122 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,315,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,315,775
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Series One, Series Two, VSO II and VSO III since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 3,687,122 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,315,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,315,775
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Series One, Series Two, VSO II and VSO III since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to incorporate by reference Item 4 hereto and to add the following:

VSO II has purchased in the over-the-counter market American-style put options referencing an aggregate of 55,000 Shares, which have an exercise price of $7.50 and expire on August 16, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated July 26, 2019, by and among the Reporting Persons and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of Common Stock	(1,458)	7.1343	07/05/2019

VIEX special opportunities fund ii, LP

Purchase of Common Stock	25,000	6.1700	06/05/2019
Purchase of Common Stock	30,000	6.1450	06/06/2019
Purchase of Common Stock	44,808	6.1379	06/07/2019
Purchase of Common Stock	60,000	6.1914	06/10/2019
Purchase of Common Stock	17,865	6.0600	06/12/2019
Purchase of Common Stock	39,641	6.2717	06/13/2019
Purchase of Common Stock	25,570	6.2472	06/14/2019
Purchase of Common Stock	52,316	6.4818	06/18/2019
Purchase of Common Stock	26,577	6.4765	06/19/2019
Purchase of Common Stock	25,100	6.5760	06/21/2019
Purchase of Common Stock	21,990	6.6882	06/25/2019
Purchase of Common Stock	30,518	6.8011	06/26/2019
Purchase of Common Stock	40,000	6.8120	06/27/2019
Purchase of Common Stock	92,486	6.8283	06/28/2019
Purchase of Common Stock	31	6.8300	07/01/2019
Purchase of Common Stock	43,203	6.9243	07/02/2019
Sale of Common Stock	(3,031)	7.1343	07/05/2019
Purchase of August 2019 Put Option ($7.50 Strike Price) [1]	5,000	0.6000	07/05/2019
Purchase of Common Stock	40,000	6.9461	07/09/2019
Purchase of August 2019 Put Option ($7.50 Strike Price) [1]	50,000	0.2499	07/19/2019

VIEX Special Opportunities Fund III, LP

Sale of Common Stock	(238)	7.1343	07/05/2019

VIEX opportunities fund, LP – Series TWO

Sale of Common Stock	(292)	7.1343	07/05/2019

___________________________

1 Represents American-style put option purchased in the over-the-counter market to cover a short position with an expiration date of August 16, 2019.